Exhibit 21

LIST OF SUBSIDIARIES

OF

SUNOPTA INC.

Name of Company	Date of Incorporation or Acquisition	Jurisdiction of Incorporation	Ownership
SunOpta Inc.	1973	Federal Canada	100%
SunOpta LP	2001	Delaware	100%
SunOpta Food Group LLC	2004	Minnesota	100%
Northern Food & Dairy, Inc.	2000	Minnesota	100%
SunOpta Aseptic, Inc.	2000	Minnesota	100%
Sunrich LLC	2004	Minnesota	100%
SunOpta Ingredients, Inc.	2002	Delaware	100%
Sonne Labs, Inc.	2003	North Dakota	100%
SunOpta Holdings Inc.	2004	Delaware	100%
SunOpta Financing Inc.	2004	Delaware	100%
Opta Minerals Inc.	2004	Federal Canada	70.8%
Organic Ingredients Inc.	2004	California	50.1%